

December 2, 2010

By facsimile to (302) 295-4801 and U.S. Mail

Ms. Hong Yang
President, Chief Executive Officer, Chief Financial Officer,
Secretary, Treasurer, and Director
Zenitech Corporation
1000 N. West Street, Suite 1200
Wilmington, DE 19801

Re:     Zenitech Corporation
        Pre-effective Amendment 2 to Registration Statement on Form S-1
        Filed November 24, 2010
        File No. 333-169494

Dear Ms. Yang:

        We reviewed the filing and have the comments below.

Management's Discussion and Analysis of Financial Position and Results of Operations

Material Change in Results of Operations, page 26

1.   We reissue comment six from our letter dated November 17, 2010.  As previously
     requested, please revise your MD&A for the nine months ended September 30, 2010
     to provide a comprehensive discussion of the reasons for changes in your results of
     operations between the two nine month periods.  For example, it is unclear from your
     disclosures which operating expenses increased during the nine months ended
     September 30, 2010 compared to September 30, 2009 and the specific reasons why
     these expenses increased.  Similarly, your discussion of material changes in financial
     condition should also be revised.  Your current disclosures do not explain the reasons
     for your increases in cash and total liabilities.  Please refer to Item 303 of Regulation
     S-K.

Financial Statements

2 – Summary of Significant Accounting Policies

k)- Shipping and Handling Costs, page F-7

2.   We reissue comment eight from our letter dated November 17, 2010.  You indicate
     that shipping and handling costs for freight expense on goods shipped are included in
     cost of revenue.  As previously requested, please revise your accounting policy to
     clarify, if true, that shipping and handling costs that are billed to your customers are
     included in revenue.  Refer to FASB ASC 605-45-45-20.

Financial Statements – September 30, 2010

General

3.   Please address the above comments in your interim financial statements, as
     applicable.

Closing

      We urge all persons who are responsible for the accuracy and adequacy of the
disclosures in the filing to be certain that the filing includes the information that the
Securities Act of 1933 and all applicable Securities Act rules require.  Since the company
and its management are in possession of all facts relating to a company's disclosures,
they are responsible for the adequacy and accuracy of the disclosures that they have
made.

      Notwithstanding our comments, if you request acceleration of the effective date of
the pending registration statement, please provide a written statement from the company
acknowledging that:

   - Should the Commission or the staff, acting pursuant to delegated
     authority, declare the filing effective, it does not foreclose the Commission
     from taking any action with respect to the filing.

   - The action of the Commission or the staff, acting pursuant to delegated
     authority, in declaring the filing effective, does not relieve the company
     from its full responsibility for the adequacy and accuracy of the disclosure
     in the filing.

   - The company may not assert staff comments and the declaration of
     effectiveness as a defense in any proceeding initiated by the Commission
     or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the registration statement. Please allow adequate time for us to review any amendment before the requested effective date of the registration statement.

You may contact Ernest M. Greene, Staff Accountant, at (202) 551-3733 or Lisa H. Etheredge, Staff Accountant, at (202) 551-3424 if you have questions about comments on the financial statements and related matters. You may contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or me at (202) 551-3765 with any other questions.

Very truly yours,


Pamela A. Long
Assistant Director